                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One):

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the plan year ended December 28, 2001

                                       OR

[_]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the transition period from __________ to

Commission file number 1-12188
                       -------

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     MARRIOTT INTERNATIONAL, INC. EMPLOYEES'
              PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              MARRIOTT INTERNATIONAL, INC.
              1 Marriott Drive
              Washington, D.C. 20058

                              REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

         1.   Financial statements

              .        Independent Auditors' Report
              .        Statements of Net Assets Available for Benefits as of
                       December 28, 2001 and December 29, 2000
              .        Statements of Changes in Net Assets Available for
                       Benefits for the years ended December 28, 2001 and
                       December 29, 2000
              .        Notes to Financial Statements

              Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

         2.   Exhibits

              Consent of Independent Auditors

                                   SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

              MARRIOTT INTERNATIONAL, INC. EMPLOYEES' PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Dated: June 26, 2002                             By:  /s/ KARL FREDERICKS
                                                    ----------------------------
                                                    Karl Fredericks
                                                    Plan Administrator

As filed with the Securities and Exchange Commission on June 26, 2002

                                                     Commission File No. 1-12188

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              _____________________

                        FINANCIAL STATEMENTS AND EXHIBITS

                                       TO

                                    FORM 11-K

                                  ANNUAL REPORT

                                      Under

                       The Securities Exchange Act of 1934

                              _____________________

                          MARRIOTT INTERNATIONAL, INC.

                    EMPLOYEES' PROFIT SHARING, RETIREMENT AND
                             SAVINGS PLAN AND TRUST

                              _____________________

                          MARRIOTT INTERNATIONAL, INC.
                                1 Marriott Drive
                             Washington, D.C. 20058

================================================================================

                   INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

                          MARRIOTT INTERNATIONAL, INC.

        EMPLOYEES' PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

                                                                    Sequentially
                                                                        Numbered
Exhibit                                                                     Page
-------                                                                     ----
Financial statements

    .   Independent Auditors' Report ......................................... 1
    .   Statements of Net Assets Available for Benefits as of
            December 28, 2001 and December 29, 2000 .......................... 2
    .   Statement of Changes in Net Assets Available for Benefits
            for the years ended December 28, 2001 and December
            29, 2000 ......................................................... 3
    .   Notes to Financial Statements ........................................ 4

                     MARRIOTT INTERNATIONAL, INC. EMPLOYEES'
                     PROFIT SHARING, RETIREMENT AND SAVINGS
                                 PLAN AND TRUST

                 Financial Statements and Supplemental Schedules

                     December 28, 2001 and December 29, 2000

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report

The Profit Sharing Committee and Participants
Marriott International, Inc. Employees' Profit Sharing, Retirement and
   Savings Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of Marriott International, Inc. Employees' Profit Sharing, Retirement and Savings Plan and Trust (the Plan) as of December 28, 2001 and December 29, 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Marriott International, Inc. Employees' Profit Sharing, Retirement and Savings Plan and Trust as of December 28, 2001 and December 29, 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the plan year ended December 28, 2001, of Assets Held at End of Year (schedule I), and Assets Held for Investment Purposes Which Were Both Acquired and Disposed of Within the Plan Year (schedule II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

McLean, Virginia
June 7, 2002

             MARRIOTT INTERNATIONAL, INC. EMPLOYEES' PROFIT SHARING,
                      RETIREMENT AND SAVINGS PLAN AND TRUST

                 Statements of Net Assets Available for Benefits

                     December 28, 2001 and December 29, 2000

                                                                         2001                  2000
                                                                 -------------------   -------------------
Assets:
     Investments directed by participants:
        Investments, at fair value                               $   1,288,285,560         1,364,984,326
        Investment, at contract value                                  404,768,221           353,872,672
     Investments not directed by participants:
        Marriott International, Inc. ESOP convertible preferred
           stock, at estimated fair value                              263,005,476           676,028,200
                                                                 -------------------   -------------------
                 Total investments                                   1,956,059,257         2,394,885,198
                                                                 -------------------   -------------------
     Receivables:
        Due from Marriott International, Inc. for:
           Company contribution                                         59,025,043            42,833,494
           Participants' contributions                                          --             2,768,240
        Receivables from sale of investments                             1,977,479             7,609,647
        Accrued interest and dividends                                   2,533,478             2,443,662
        Other                                                              211,985               852,004
                                                                 -------------------   -------------------
                 Total receivables                                      63,747,985            56,507,047
                                                                 -------------------   -------------------
                 Total assets                                        2,019,807,242         2,451,392,245
                                                                 -------------------   -------------------
Liabilities:
     Accounts payable on investments purchased                           6,076,662            32,006,428
     Accrued interest payable on ESOP note                               1,012,406             2,504,994
     Custodian and advisor fees payable                                    980,522               754,030
     Excess contributions due to participants                                2,710             1,527,640
     Other                                                                 389,437               217,805
     ESOP note                                                         291,247,597           679,531,141
                                                                 -------------------   -------------------
                 Total liabilities                                     299,709,334           716,542,038
                                                                 -------------------   -------------------
Net assets available for benefits                                $   1,720,097,908         1,734,850,207
                                                                 ===================   ===================

See accompanying notes to financial statements.

             MARRIOTT INTERNATIONAL, INC. EMPLOYEES' PROFIT SHARING,
                      RETIREMENT AND SAVINGS PLAN AND TRUST

           Statements of Changes in Net Assets Available for Benefits

               Years ended December 28, 2001 and December 29, 2000

                                                                                          2001                  2000
                                                                                    ---------------       ---------------
Additions to net assets attributed to:
     Investment income (loss):
        Net appreciation (depreciation) in fair value of investments                $   (96,596,741)           25,430,782
        Interest                                                                         36,989,077            34,714,429
        Dividends                                                                        27,510,044            56,625,755
        Gain on forgiveness of ESOP note interest                                        21,977,356            27,237,237
        Less investment expense                                                          (2,285,549)           (2,495,165)
                                                                                    ---------------       ---------------
                                                                                        (12,405,813)          141,513,038
     Contributions:
        Participants                                                                     97,129,238            89,291,553
        Company                                                                          59,596,909            42,833,494
        Transfers from other plans                                                        6,394,846             6,195,059
        Other                                                                               171,845                30,008
                                                                                    ---------------       ---------------
                 Total additions                                                        150,887,025           279,863,152
                                                                                    ---------------       ---------------
Deductions from net assets attributed to:
     Benefits paid to participants                                                      119,305,691           120,258,439
     Administrative expenses                                                              2,822,287             2,467,937
     Interest expense on ESOP note                                                       36,094,702            36,669,324
     Transfers to other plans                                                             7,416,644                    --
                                                                                    ---------------       ---------------
                 Total deductions                                                       165,639,324           159,395,700
                                                                                    ---------------       ---------------
                 Net increase (decrease)                                                (14,752,299)          120,467,452
Net assets available for benefits, beginning of year                                  1,734,850,207         1,614,382,755
                                                                                    ---------------       ---------------
Net assets available for benefits, end of year                                      $ 1,720,097,908         1,734,850,207
                                                                                    ===============       ===============
See accompanying notes to financial statements.

             MARRIOTT INTERNATIONAL, INC. EMPLOYEES' PROFIT SHARING,
                      RETIREMENT AND SAVINGS PLAN AND TRUST

                         Notes to Financial Statements

                    December 28, 2001 and December 29, 2000


(1)    Description of Plan

       The following description of the Marriott International, Inc. (the Company) Employees' Profit Sharing, Retirement and Savings Plan and Trust (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       During 1999, the Plan was amended to allow for a leveraged employee stock ownership plan feature (ESOP) to fund certain employer contributions to the Plan. During the second quarter of 2000, the ESOP, at the direction of an independent fiduciary, borrowed $1 billion dollars from the Company to acquire 100,000 shares of special-purpose Marriott International, Inc. ESOP Convertible Preferred Stock (ESOP Convertible Preferred Stock). The ESOP Convertible Preferred Stock has a stated value and a liquidation preference of $10,000 per share, pays a quarterly dividend of 1% of the stated value, and is convertible into the Company's Class A Common Stock at any time based on the amount of contributions the Company has made to the ESOP and the market price of the Company's Class A Common Stock on the conversion date, subject to certain caps and a floor price. The shares of ESOP Convertible Preferred Stock are pledged as collateral for the repayment of the ESOP's note, and those shares are released from the pledge as principal on the note is repaid. Shares of ESOP Convertible Preferred Stock released from the pledge are either converted to the Company's Class A Common Stock or are redeemed for cash based on the value of the Class A Common Stock into which those shares may be converted for allocation to participants' accounts. Principal and interest on the ESOP's note are expected to be forgiven periodically to release shares of ESOP Convertible Preferred Stock with a value sufficient to fund certain employer contributions to the Plan.

       (a)    General

              The Plan is a defined contribution plan covering certain employees of the Company who are at least 21 years of age and have completed at least one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan year is the same as the fiscal year of the Company.

       (b)    Contributions

              Each pay period, participants may contribute up to 15% or a fixed dollar amount (minimum of $3 per week) of compensation. The Company's contribution to the Plan has changed for the 2001 plan year from a discretionary amount determined by the Company's board of directors for the 2000 plan year, to a fixed match of 100% on the first 3% of annual contributions, and 50% on the next 3% of annual contributions. In general, Company contributions are allocated among active participants' accounts after the close of the Plan year, in proportion to each participant's basic savings during the year. For the 2000 plan year, basic savings represent up to the first 6% of a participant's compensation contributed each pay period to the Plan. For the 2001 plan year, basic savings represent up to the first 6% of a participant's annual compensation. Contributions are subject to certain limitations.

       (c)    Participant Accounts

              Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Forfeitures of terminated participants' nonvested accounts are to be used to

             MARRIOTT INTERNATIONAL, INC. EMPLOYEES' PROFIT SHARING,
                      RETIREMENT AND SAVINGS PLAN AND TRUST

                          Notes to Financial Statements

                     December 28, 2001 and December 29, 2000

              pay administrative expenses. Allocations of the Company's contribution are based on participant contributions, as defined above. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       (d)    Vesting

              Participants are immediately vested in their contributions plus actual earnings thereon. Based on the change in Company contributions for 2001 Plan year, participants are immediately 100% vested in 2001 Company contributions and earnings thereon. However, vesting in the Company contribution prior to 2001 and earnings thereon is based on years of service. For Company contributions attributable to the Plan year ended December 29, 2000, the Company contribution vests 20% per year of service, becoming 100% vested after 5 years of service. All participants become fully vested upon divestiture of unit (place of work), death, termination of employment due to permanent disability, or attainment of age 55 for salaried participants or age 45 for most hourly participants.

       (e)    Participant Notes Receivable

              Participants may borrow from their accounts a minimum of $1,000 (or $400 prior to July 1, 2000) up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes fund. Loan terms range from 1 to 4 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant's account and bear interest at the prime rate published by the Wall Street Journal plus 100 basis points. Interest rates range from 7% to 10.50%. Principal and interest are paid ratably through weekly or biweekly after-tax payroll deductions. Participants are limited to one outstanding loan. As of December 28, 2001, participant notes receivable totaled $37,109,761, and is recorded in investments, at fair value or contract value on the Statement of Net Assets Available for Benefits.

       (f)    Payment of Benefits

              For distributions which began before July 31, 2001, on termination of service, a participant with a vested account balance greater than $5,000 may elect to receive either a lump-sum amount or installment payments equal to the value of the participant's vested interest in his or her account, or have the Plan purchase an annuity contract from a commercial insurance company for payment for a term certain or life. For distributions that begin on or after July 31, 2001, the Plan will no longer provide for the purchase of an annuity contract. A participant with an account balance of $5,000 or less must take a lump sum distribution.

       (g)    Forfeited Accounts

              On termination of service, the unvested portion of a participant's Company contribution account is forfeited after five consecutive one-year breaks in service or, if earlier, when he takes a distribution of his entire account balance. Forfeitures are used to pay Plan expenses.

       (h)    Administration

              The Company serves as the named fiduciary of the Plan. Administration of the Plan is under the direction of (i) a five-member Profit Sharing Committee, all of whom are corporate officers of the

             MARRIOTT INTERNATIONAL, INC. EMPLOYEES' PROFIT SHARING,
                      RETIREMENT AND SAVINGS PLAN AND TRUST

                         Notes to Financial Statements

                    December 28, 2001 and December 29, 2000

              Company, (ii) two trustees, both of whom are corporate officers of the Company, and (iii) a Plan Administrator, who is an employee of the Company. The trustees and their investment advisors and investment managers appointed by the Profit Sharing Committee are responsible for investment of the Plan assets.

       (i)    Administrative and Investment Expenses

              Certain administrative and all investment expenses are paid by the Plan and are allocated to participants based on account balances.

       (j)    Plan Termination

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Accounting

              The financial statements of the Plan are prepared under the accrual method of accounting.

       (b)    Use of Estimates

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

       (c)    Investments Valuation and Income Recognition

              The investments directed by participants as of December 28, 2001 and December 29, 2000, are stated at fair value except for the Plan's investments in Guaranteed Investment Contracts (GICs) with fully benefit responsive features, which are valued at contract value. Shares of mutual and collective investment funds are valued at estimated market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

              The investment in the ESOP Convertible Preferred Stock is recorded at the value reported to the Plan by the investment manager. This value is a good faith estimate based on the value of Marriott International, Inc. Class A Common Stock that the Plan could have acquired after exercising certain exchange and conversion rights of the ESOP Convertible Preferred Stock.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on an average cost method. Investment earnings are allocated to accounts of Plan participants on a daily basis.

             MARRIOTT INTERNATIONAL, INC. EMPLOYEES' PROFIT SHARING,
                      RETIREMENT AND SAVINGS PLAN AND TRUST

                         Notes to Financial Statements

                    December 28, 2001 and December 29, 2000

       (d)    Payment of Benefits

              Benefits are recorded when paid.

       (e)    New Accounting Pronouncement

              In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

              SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that SFAS No. 133 has no impact on the Plan financial statements.

(3)    Investments

       The following presents investments shown on the Statement of Net Assets Available for Benefits that represent 5% or more of the Plan's net assets.

                                                                                                      Percentage of
                                                                                     Fair value         net assets
                                                                                 -----------------  -----------------
       Marriott International, Inc. common stock                               $     290,831,408              16.94%
       Marriott International, Inc. ESOP convertible preferred stock                 263,005,476              15.29%

       During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(96,596,741) as follows:

                                                                                       December 28,
                                                                                           2001
                                                                                    ----------------
       Mutual and collective investment funds                                      $    (36,013,365)
       Other common stock                                                               (28,892,027)
       Preferred stock                                                                      (92,202)
       Corporate bonds, notes and other obligations                                       2,439,930
       Government obligations                                                               967,415
       Marriott International, Inc. common stock                                        (10,267,312)
       Marriott International, Inc. ESOP convertible preferred stock                    (24,739,180)
                                                                                    ---------------
                                                                                    $   (96,596,741)
                                                                                    ===============

                                                                     (Continued)

             MARRIOTT INTERNATIONAL, INC. EMPLOYEES' PROFIT SHARING,
                      RETIREMENT AND SAVINGS PLAN AND TRUST

                         Notes to Financial Statements

                    December 28, 2001 and December 29, 2000

       The ESOP Preferred Stock accrues a cumulative cash dividend equal to $100 per share outstanding at each quarter end. For the years ended December 28, 2001 and December 29, 2000, the Plan recorded dividend income of $15,609,943 and $15,222,338, respectively. In accordance with the stock purchase agreement, the dividends earned on the ESOP Preferred Stock were used to pay principal and the interest accrued on the ESOP Note.

(4)    Investments Not Directed by Participants

       Information about the net assets available for benefits relating to investments not directed by participants, as of December 28, 2001 and December 29, 2000, are presented in the following tables:

                                                                                       2001              2000
                                                                                 ---------------   ---------------
       Assets:
           Investment in Marriott International, Inc. ESOP convertibile
              preferred stock, at estimated fair value                           $   263,005,476   $   676,028,200
                                                                                 ---------------   ---------------
                       Total investment                                              263,005,476       676,028,200
                                                                                 ---------------   ---------------
       Liabilities:
           ESOP note                                                                 291,247,597       679,531,141
           Accrued interest payable on ESOP note                                       1,012,406         2,504,994
                                                                                 ---------------   ---------------
                       Total liabilities                                             292,260,003       682,036,135
                                                                                 ---------------   ---------------
                       Net assets available for benefits                         $   (29,254,527)  $    (6,007,935)
                                                                                 ===============   ===============
       Marriott International, Inc.ESOP convertible preferred stock:
           Number of shares                                                          29,124.7597       67,953.1140
           Cost                                                                  $   291,247,597   $   679,631,141
           Estimated fair value                                                      263,005,476       676,028,200

       Information about the significant components of the changes in net assets relating to investments not directed by participants was as follows for the year ended December 28, 2001 and December 29, 2000:

                                                                                        2001           2000
                                                                                 ---------------   ---------------
       Net depreciation                                                          $   (24,739,180)  $   (11,798,186)
       Dividend income                                                                15,609,934        15,222,338
       ESOP note interest expense                                                    (36,094,702)      (36,669,324)
       Gain on forgiveness of ESOP note interest expense                              21,977,356        27,237,237
                                                                                 ---------------   ---------------
                       Decrease in net assets                                        (23,246,592)       (6,007,935)
       Net assets:
           Beginning of year                                                          (6,007,935)               --
                                                                                 ---------------   ---------------
           End of year                                                           $   (29,254,527)  $    (6,007,935)
                                                                                 ===============   ===============

                                                                     (Continued)

             MARRIOTT INTERNATIONAL, INC. EMPLOYEES' PROFIT SHARING,
                      RETIREMENT AND SAVINGS PLAN AND TRUST

                         Notes to Financial Statements

                    December 28, 2001 and December 29, 2000

(5)    Related-Party Transactions

       The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Company. The Plan held 7,067,592 and 7,353,048 shares of common stock of the Company as of December 28, 2001 and December 29, 2000, respectively. Dividends on Marriott International, Inc. common stock approximated $1,852,934 and $1,863,173 for the years ended December 28, 2001 and December 29, 2000, respectively. In addition, as described in note 1, in June 2000, the Plan purchased ESOP Convertible Preferred Stock from Marriott International, Inc. in exchange for a note (as described in note 7). As of December 28, 2001, the Plan held 29,124.7597 shares of the ESOP Convertible Preferred Stock. Dividends earned on the ESOP Convertible Preferred Stock was $15,609,943 for the year ended December 28, 2001.

       Certain investments are purchased from the Custodian and certain investments are managed by the Plan recordkeeper (T. Rowe Price). Fees paid by the Plan for the investment management services amounted to approximately $225,000 and $220,000 for Bankers Trust Company and $676,000 and $730,000 for T. Rowe Price for the years ended December 28, 2001 and December 29, 2000, respectively.

(6)    Guaranteed Investment Contracts

       The Plan is invested in certain investment contracts with insurance companies. The custodians of these investment contracts are T. Rowe Price and PRIMCO. The investment contracts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The contracts are carried at contract value (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses), because they are fully benefit responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The estimated fair value of the investment contracts at December 28, 2001 and December 29, 2000 was $440,278,674 and $367,030,898, respectively. The average yield was approximately 5.73% and 6.45% for the years ended December 28, 2001 and December 29, 2000, respectively.

       The fair values for these GICs have been estimated based on a discounted cash flow analysis. The estimated fair value is calculated based on the net present value of expected future payments, which include interest and a lump sum contract amount, discounted at a rate determined by the quality of the GICs and the average remaining life. This calculation is necessary, as GICs are not actively traded investments for which a daily fair value is readily available.

       The issuers of the GICs are generally insurance companies. Where there are no underlying assets collateralizing the investment, the Plan's ultimate realization of amounts invested in GICs is dependent on the continued financial stability of the issuers of the GICs.

(7)    ESOP Note

       As discussed in note 1, the Plan was amended to include an ESOP to fund certain employer contributions to the Plan. On June 13, 2000, the Plan purchased $1.0 billion of ESOP Convertible Preferred Stock with the proceeds of a loan from the Company. The ESOP issued a note (the ESOP
       Note) in connection with the purchase of the ESOP Convertible Preferred Stock, which matures on June 13, 2010. Principal payments of $25 million are scheduled on September 13, December 13, March 13, and June 13 of each year with all remaining amounts due at maturity. The interest rate on the ESOP Note is 8.33% per annum and is due on

                                                                     (Continued)

             MARRIOTT INTERNATIONAL, INC. EMPLOYEES' PROFIT SHARING,
                      RETIREMENT AND SAVINGS PLAN AND TRUST

                         Notes to Financial Statements

                    December 28, 2001 and December 29, 2000

       the same dates as the principal payments. There is no penalty for prepayment of this note. Repayment of the ESOP Note principal and interest can only be made from: (i) collateral given for the loan (ESOP Convertible Preferred Stock), (ii) employer contributions made to the Plan to repay such loan, and (iii) earnings attributable to the ESOP Convertible Preferred Stock.

       For the year ended December 28, 2001 and December 29, 2000, the Plan recorded interest expense of $36,094,702 and $36,669,324 on the ESOP Note, respectively.

       During the year ended December 28, 2001, the Company caused $388,283,544 of principal and $21,977,356 of interest payable on the ESOP Note to be forgiven. For the year ended December 28, 2001, $15,609,943 in dividends on the ESOP Convertible Preferred Stock were used to repay the principal and interest on the ESOP Note.

(8)    Tax Status

       The Internal Revenue Service has determined and informed the Company by letter dated March 30, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

                                                                     (Continued)

             MARRIOTT INTERNATIONAL, INC. EMPLOYEES' PROFIT SHARING,
                      RETIREMENT AND SAVINGS PLAN AND TRUST

                         Notes to Financial Statements

                    December 28, 2001 and December 29, 2000

(9)    Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

                                                                          December 28,          December 29,
                                                                              2001                  2000
                                                                        -------------------   ------------------
       Net assets available for benefits as reported in
         financial statements                                           $    1,720,097,908        1,734,850,207
           Less distributions payable to terminated employees                       62,590              223,721
                                                                        -------------------   ------------------
       Net assets available for benefits as reported in Form 5500       $    1,720,035,318        1,734,626,486
                                                                        ===================   ==================

       The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500:

                                                                                                    Year ended
                                                                                                   December 28,
                                                                                                       2001
                                                                                              ------------------
       Benefits paid to participants as reported in the financial statements                  $     119,305,691
         Add amounts allocated to withdrawing participants
           at December 28, 2001                                                                          62,590
         Less amounts allocated to withdrawing participants
           at December 29, 2000                                                                        (223,721)
                                                                                              ------------------
       Benefits paid to participants as reported in the Form 5500                             $     119,144,560
                                                                                              ==================

       Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 28, 2001 but not yet paid as of that date.

                                                                      Schedule I
                                                                      Supplement

             MARRIOTT INTERNATIONAL, INC. EMPLOYEES PROFIT SHARING,
                      RETIRMENT AND SAVINGS PLAN AND TRUST

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 28, 2001

                                                                                                     Fair Value or
Identity of issue, borrower, or similar party                                                       Contract Value
-------------------------------------------------------------                                      ----------------
Banker's Trust Company - Account Total (See detail at Schedule I)                                   $ 1,246,554,458

Guaranteed Investment Contracts - T. Rowe Price (See detail at Schedule I-a)                            175,871,669

Guaranteed Investment Contracts - PRIMCO (See detail at Schedule I-b)                                   228,896,552

Interest Bearing Cash                                                                                     4,621,341

Marriott International, Inc. ESOP Convertible Preferred Stock*                                          263,005,476

                                                                                                   ----------------

                                                                                                      1,918,949,496

Loans to participants                                                                                    37,109,761
                                                                                                   ----------------

                                                                                                    $ 1,956,059,257
                                                                                                   ================

*Party-in-interest

See accompanying independent auditors' report.